UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Motorola Solutions, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-7221	36-1115800
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

500 West Monroe Street, Chicago, Illinois	60661
(Address of principal executive offices)	(Zip code)

Jason J. Winkler Executive Vice President and Chief Financial Officer 312-614-4311
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Introduction:

Motorola Solutions (which may be referred to as “Motorola Solutions,” the “Company,” “we,” “us,” or “our”) is a global leader in public safety and enterprise security. Our technologies in Land Mobile Radio Communications (“LMR” or “LMR Communications”), Video Security and Access Control and Command Center Software, bolstered by managed and support services, create an integrated technology ecosystem to help make communities safer and businesses stay productive and secure. We serve more than 100,000 public safety and commercial customers in over 100 countries, providing “purpose-built” solutions designed for their unique needs, and we have a rich heritage of innovation focusing on advancing global safety for more than 90 years.

We manage our business organizationally through two segments: “Products and Systems Integration” and “Software and Services.” Within these segments, the Company has principal product lines that also follow our three major technologies: LMR Communications, Video Security and Access Control and Command Center Software.

•

LMR Communications: Infrastructure, devices (two-way radio and broadband, including both for public safety and Professional Commercial Radio) and software that enable communications, inclusive of installation and integration, backed by services, to assure availability, security and resiliency.

•

Video Security and Access Control: Cameras (fixed, body-worn, in-vehicle), access control, infrastructure, video management, software and artificial intelligence-enabled analytics that enable visibility “on scene” and bring attention to what’s important.

•	Command Center Software: Software suite that enables collaboration and shares information throughout the public safety workflow from “911 call to case closure.”

We have invested across these three technologies, evolving our LMR focus to purposefully integrate software, video security and access control solutions for public safety and enterprise customers globally.

We are incorporated under the laws of the State of Delaware as the successor to an Illinois corporation, Motorola, Inc., organized in 1928. We changed our name from Motorola, Inc. to Motorola Solutions, Inc. on January 4, 2011. Our principal executive offices are located at 500 West Monroe Street, Chicago, Illinois 60661.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report.

The Company is concerned about the social and environmental conditions that have been observed in some mines that supply metals known as “conflict minerals,” as defined in Form SD, which currently consist of the following metals: columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten. The longstanding civil war in the eastern provinces of the Democratic Republic of Congo (“DRC”) has impacted many mines that supply conflict minerals. Together with our peers, we are working to support the development and implementation of a tracking and validation system to ensure conflict minerals that originate in the DRC come from responsible mines and other sources free from association with armed conflict. For more information on our program and to view our Supplier Code of Conduct, please visit our website at www.motorolasolutions.com, select “About Us” and then select “Corporate Responsibility” and “Supply Chain.” The information contained in or accessible through our website is not a part of this Form SD and is not deemed incorporated by reference into this Form SD or any other public filing made with the Securities and Exchange Commission (the “SEC”).

Motorola Solutions has concluded in good faith that during 2021:

a)	Motorola Solutions manufactured and contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of such products; and

b)

Based on a reasonable country of origin inquiry (“RCOI”), Motorola Solutions has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the DRC or an adjoining country (collectively referred to as the “Covered Countries”) and has reason to believe that those necessary conflict minerals may not be from recycled or scrap sources.

Motorola Solutions’ RCOI employed a combination of measures to determine whether the necessary conflict minerals in Motorola Solutions’ products originated from the Covered Countries. Motorola Solutions’ primary means of determining country of origin of necessary conflict minerals was by conducting a supply chain survey with direct suppliers using the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (“CMRT”). Motorola Solutions used the smelter information from the CMRT and the various smelters’ country of origin information provided through our membership to the RMI to determine the country of origin of material that may be in our products.

Conflict Minerals Disclosure

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, Motorola Solutions has filed this Specialized Disclosure Report on Form SD, including the Exhibit 1.01 Conflict Minerals Report, which report is also available on the Company’s website at http://investors.motorolasolutions.com/Docs.

Item 1.02 – Exhibit.

The Motorola Solutions Conflict Minerals Report for the period January 1 to December 31, 2021 is attached to this report as Exhibit 1.01.

Forward-Looking Statements

This Specialized Disclosure Report on Form SD, including the Conflict Minerals Report attached hereto as Exhibit 1.01, contains forward-looking statements that are based on the current expectations of Motorola Solutions and beliefs concerning future events impacting Motorola Solutions. We can give no assurance that any future events discussed in these statements will be achieved. Any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date. We undertake no obligation to publicly update such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties that could cause our actual results to differ materially from the statements contained herein. These risks and uncertainties may include, but are not limited to, our customers’ requirements to use certain suppliers, our suppliers’ responsiveness and cooperation with our due diligence efforts, the continued implementation of satisfactory traceability and other compliance measures taken by our suppliers on a timely basis or at all, errors or omissions by suppliers or smelters, our ability to implement improvements in our conflict minerals program, our ability to identify and mitigate related risks in our supply chain, and political and regulatory developments (whether in the DRC, the United States or elsewhere). For a discussion of certain additional risks, uncertainties and factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements, refer to Part I, Item 1A, “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2021, and in other sections of such Form 10-K and our reports on Forms 10-Q and 8-K filed with or furnished to the SEC from time to time.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report.

Not applicable.

Section 3 – Exhibits

Item 3.01	Exhibits.

Exhibit 1.01 – Conflict Minerals Report of Motorola Solutions, Inc. for the period January 1 to December 31, 2021.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOTOROLA SOLUTIONS, INC.
(Registrant)
Dated: May 24, 2022

	By:	/s/ Jason J. Winkler
Name: Jason J. Winkler
Title: Executive Vice President and Chief Financial Officer